Exhibit 99.1

# MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

## GOLD FIELDS PUBLISHES ITS SUITE OF ANNUAL REPORTS

***Johannesburg, 30 March 2023:*** Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) today published its suite of annual reports on its website for the financial year ended 31 December 2022.

Gold Fields' suite of annual reports includes the Integrated Annual Report 2022 (IAR), the statutory Annual Financial Report 2022 (AFR), including the Governance Report, containing the audited consolidated financial statements for the year ended 31 December 2022, the Notice to Shareholders of the Annual General Meeting (AGM), the 2022 Mineral Resources and Mineral Reserves Supplement and the 2022 Climate Change Report. The relevant documents will also be posted to shareholders on or about 4 April 2023. Gold Fields has also filed its annual report on Form 20-F with the US Securities Exchange Commission and published the Form 20-F on its website.

These audited results contain no modifications to the reviewed financial results published on the Stock Exchange News Service on 23 February 2023.

The IAR and the AFR incorporate all aspects of the Group's business, including reviews of the Australian, South African, Ghanaian and South American operations, the Group's project activities, as well as detailed financial, operational and sustainable development information.

PwC Inc. have audited the financial statements for the year ended 31 December 2022, and their unqualified Independent Auditor's Report is included in the AFR. PwC Inc have also included the Independent Reporting Accountant's Assurance Report on the compilation of pro-forma financial information in the AFR.

The IAR contains the first Gold Fields Chairperson's Report of Yunus Suleman and of the Company's Interim Chief Executive Officer Martin Preece, who provides an overview of the Company's 2022 performance and the implementation of the strategy going forward.

**Investor Enquiries**

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

**Media Enquiries**

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), M Preece ** (Interim Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya
^Australian, †British, @Chilean, #Ghanaian, ** Executive Director
Company Secretary: André Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

1

2 Exhibit 99.1 Gold Fields’ Global Reporting Initiative (GRI) Content Index 2022 and the 2022 Report to Stakeholders will be published during April 2023. Notice of Annual General Meeting (AGM) Notice is given to Shareholders of the AGM of the Company to be held by both physical attendance and electronic communications on Wednesday, 24 May 2023 at 14:00 (SA time). The AGM will transact the business as stated in the Notice of that meeting, a copy of which can be found with the IAR on the company’s website at www.goldfields.com. In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company’s securities register in order to participate in and vote at the AGM) is 19 May 2023. Therefore, the last day to trade in order to be registered in the Company’s securities register as at the record date is 16 May 2023. Gold Fields Form 20-F Filing Gold Fields has filed its annual report on Form 20-F for the year ended 31 December 2022 with the United States Securities and Exchange Commission on 30 March 2023. The document can be accessed on Gold Fields’ website at https://www.goldfields.com/form-f20.php. Gold Fields’ shareholders (including holders of Gold Fields’ American depositary shares) may also receive hard copies of the annual report on Form 20-F, which includes the audited financial statements, upon request. For a copy of the report, please contact Khahliso Sekgotho at Khahliso.Sekgotho@goldfields.com.

3 Exhibit 99.1 Notes to editors About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana (including the Asanko JV) and Peru and one project in Chile. We have total attributable annual gold-equivalent production of 2.40Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd